2/27

07021381

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Commerzbank

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED

MAR 0 2 2007

THOMSON FINANCIAL

FILE NO. 82- 02523

FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: [signature]

DAT : 2/28/07

| consolidated financial statements as of december 31, 2006 |

ABRIDGED VERSION WITHOUT AUDIT OPINION

SEC File No. 082-02523

CIK 0000852933

AR/S
12-31-06

COMMERZBANK

highlights of commerzbank group

	2006	2005[1]
Income statement		
Operating profit (€ m)	2,628	1,757
Operating profit per share (€)	4.00	2.91
Pre-tax profit (€ m)	2,375	1,720
Consolidated surplus (€ m)	1,597	1,187
Earnings per share (€)	2.43	1.97
Operating return on equity (%)	21.5	17.2
Cost/income ratio in operating business (%)	59.7	67.2
Return on equity of consolidated surplus (%)	14.1	12.8

	31.12.2006	31.12.2005[1]
Balance sheet		
Balance-sheet total (€ bn)	608.3	444.9
Risk-weighted assets according to BIS (€ bn)	231.5	149.7
Equity (€ bn) as shown in balance sheet	15.3	13.5
Own funds (€ bn) as shown in balance sheet	30.1	21.7
BIS capital ratios		
Core capital ratio, excluding market-risk position (%)	6.8	8.2
Core capital ratio, including market-risk position (%)	6.7	8.0
Own funds ratio (%)	11.1	12.5
Commerzbank share		
Number of shares issued (million units)	657.2	656.8
Share price (€, 1.1.–31.12.) high	33.96	27.06
low	24.66	15.17
Book value per share[2] (€)	22.34	20.80
Market capitalization (€ bn)	19.0	17.1
Staff		
Germany	27,250	25,304
Abroad	8,725	7,752
Total	35,975	33,056
Short/long-term rating		
Moody's Investors Service, New York	P-1/A2	P-1/A2
Standard & Poor's, New York	A-2/A-	A-2/A-
Fitch Ratings, London	F1/A	F2/A-

1) After adjustment due to change in the provision for possible loan losses; 2) excluding cash flow hedges.

Consolidated financial statements as of December 31, 2006

Our consolidated financial statements as of December 31, 2006 were prepared in accordance with Art. 315a (1) of the German Commercial Code (HGB) and Regulation (EC) No. 1606/2002 of the European Parliament and of the Council of 19 July, 2002, together with other regulations of the EU Commission for adopting certain international accounting standards on the basis of the International Accounting Standards (IAS) or International Financial Reporting Standards (IFRS), approved and published by the International Accounting Standards Board (IASB).

The rules applied for accounting and valuation as well as extensive notes are presented in our annual report for the 2006 financial year. The annual report will be available as from March 28, 2007. Major changes compared with the previous year are as follows.

We now show leased objects in the balance sheet under other assets; the net result on hedge accounting appears in the income statement under trading profit. Both items are dealt with individually in the Notes.

At end-June 2006, Commerzbank AG removed CBP Cofonds (including CICO-Fonds II), a pension fund held for pension obligations with a volume of €1.5bn, from its balance sheet and transferred its assets to a contractual trust arrangement (CTA). The assets required to finance the pension obligations were transferred to the legally independent trustee Commerzbank Pensions Trust e.V. In accordance with IAS 19.54, the transferred assets appear net of the pension provisions.

Eurohypo now fully consolidated

On November 16, 2005, Commerzbank Inlandsbanken Holding AG, a Group subsidiary, signed contracts for the acquisition of 66.2% of the shares in Eurohypo Aktiengesellschaft for €4.56bn. 17.1% were acquired on December 15, 2005, and the remaining 49.1% on March 31, 2006. As a sub-group, Eurohypo had up to that point been valued at equity, but has accordingly been fully consolidated since March 31, 2006.

For the first quarter of 2006, Eurohypo's contribution to results was reported under net interest income under the item current result on investments, investments in associated companies and holdings in subsidiaries. Since April 1, the results of the Eurohypo sub-group have been fully consolidated.

Adjustment of provision for possible loan losses

Adjustments were made in the 2006 financial year in the Group under portfolio valuation allowances for specific loan losses that had not been made in accordance with IAS 8:

We corrected the portfolio valuation allowances in the current financial year for Commerzbank AG and our subsidiary Eurohypo AG in accordance with IAS 8.42. Off-balance-sheet business at both banks was included in the calculations for the first time. Eurohypo AG also made adjustments in respect of a calculation of incurred loss differentiated by subportfolios with the same default features.

This leads to a retrospective requirement to make adjustments for the 2005 financial year, as may be seen in the table below. As Eurohypo AG was still shown at equity in the consolidated financial statements for 2005, this also affects net interest income and the investments and securities portfolio.

Balance sheet as of 31.12.2005 € m	Published consolidated financial statements	Adjustments	Adjusted consolidated financial statements
Investments and securities portfolio	86,241	–33	86,208
Tax assets	5,538	65	5,603
Provisions in lending business	3,521	164	3,685
Retained earnings	4,165	–132	4,033

As of January 1, 2005, the investments and securities portfolio was adjusted by –€28m, the provisions in lending business by +€209m, tax claims by +€83m and retained earnings by –€154m.

Income statement as of 31.12.2005 € m	Published consolidated financial statements	Adjustments	Adjusted consolidated financial statements
Net interest income	3,172	–5	3,167
Provision for possible loan losses	–566	45	–521
Taxes on income	–409	–18	–427
Consolidated surplus	1,165	22	1,187
Allocation to retained earnings	–837	–22	–859
Consolidated profit	328	0	328

After taking account of these adjustments, earnings per share as defined in IAS 33 for the 2005 financial year amounted to €1.97, as compared with reported earnings per share for the previous year of €1.93.

There was an additional adjustment to the segment reporting for 2005. This related to the portfolio valuation allowances that were retroactively increased in the segment Private and Business Customers by €58m and reduced in the segment *Mittelstand* by €39m as well as in the segment Corporates & Markets by €19m. The prior-year practice of allocation by volume has been superseded by a more exact allocation according to losses.

In the 2006 financial year, a switch was made for Commerzbank AG in respect of the calculation of incurred loss as part of the portfolio valuation allowances: this was from a procedure that was formerly oriented to the past and based on the allocation of net provisioning to a procedure derived from the Basel II system. This procedural adjustment led to a better assessment overall of incurred loss as defined under IAS 8.36, in particular for the banking subportfolio. In respect of the lending business reported in the balance sheet, this leads to an increase in the provision for possible loan losses by €31m, which had to be accounted for in the income statement for the 2006 financial year. We do not expect this change in the assessment to bring about any material changes to the income statement in future financial years.

consolidated income statement

	Notes	1.1.–31.12.2006 € m	1.1.–31.12.2005[1] € m	Change in %
Net interest income	(1)	3,916	3,167	23.7
Provision for possible loan losses	(2)	–878	–521	68.5
Net interest income after provisioning		3,038	2,646	14.8
Net commission income	(3)	2,861	2,415	18.5
Trading profit[2]	(4)	1,177	685	71.8
Net result on investments and securities portfolio (available for sale)	(5)	770	647	19.0
Other result	(6)	–14	26	·
Operating expenses	(7)	5,204	4,662	11.6
Operating profit		**2,628**	**1,757**	**49.6**
Restructuring expenses	(8)	253	37	·
Pre-tax profit		**2,375**	**1,720**	**38.1**
Taxes on income		587	427	37.5
After-tax profit		**1,788**	**1,293**	**38.3**
Profit/loss attributable to minority interests		–191	–106	80.2
Consolidated surplus		**1,597**	**1,187**	**34.5**

Appropriation of profit	**2006** € m	**2005**[1] € m	Change in %
Consolidated surplus	1,597	1,187	34.5
Allocation to retained earnings	–1,104	–859	28.5
Consolidated profit	**493**	**328**	**50.3**

The consolidated profit represents the distributable profit of Commerzbank Aktiengesellschaft. It will be proposed to the Annual General Meeting that a dividend of €0.75 per share be paid from the net profit for the year of Commerzbank Aktiengesellschaft. With 657.2m shares issued, this translates into a total dividend payout of €493m. Last year, a dividend payment of €0.50 per share was made (total payout of €328m).

Basic earnings per share	**2006** €	**2005**[1] €	Change in %
Earnings per share	2.43	1.97	23.4

The calculation of the earnings per share according to IAS/IFRS is based on the consolidated surplus, with minority interests not taken into consideration. There were no diluted earnings per share, since – as in the previous year – no conversion or option rights were outstanding.

1) After adjustment due to change in the provision for possible loan losses.
2) Starting with the 2006 financial year, the net result on hedge accounting is shown as part of the trading profit; an adjustment to the figure reported for the previous year was made accordingly.

Consolidated income statement (breakdown, by quarter)

€ m	Total 2006	4th quarter 2006	3rd quarter[1] 2006	2nd quarter[1] 2006	1st quarter[1] 2006
Net interest income	3,916	975	1,050	1,060	831
Provision for possible loan losses	–878	–79	–415	–225	–159
Net interest income after provisioning	3,038	896	635	835	672
Net commission income	2,861	781	703	659	718
Trading profit[2]	1,177	303	183	355	336
Net result on investments and securities portfolio	770	50	91	184	445
Other result	–14	–4	17	–6	–21
Operating expenses	5,204	1,395	1,292	1,327	1,190
Operating profit	**2,628**	**631**	**337**	**700**	**960**
Restructuring expenses	253	39	–	214	–
Pre-tax profit	**2,375**	**592**	**337**	**486**	**960**
Taxes on income	587	174	84	146	183
After-tax profit	**1,788**	**418**	**253**	**340**	**777**
Profit/loss attributable to minority interests	–191	–66	–36	–55	–34
Consolidated surplus	**1,597**	**352**	**217**	**285**	**743**

€ m	Total 2005[1]	4th quarter 2005[1]	3rd quarter 2005[1]	2nd quarter 2005[1]	1st quarter 2005[1]
Net interest income	3,167	832	770	845	720
Provision for possible loan losses	–521	–29	–140	–165	–187
Net interest income after provisioning	2,646	803	630	680	533
Net commission income	2,415	645	599	593	578
Trading profit[2]	685	217	212	6	250
Net result on investments and securities portfolio	647	190	79	84	294
Other result	26	–9	6	26	3
Operating expenses	4,662	1,370	1,097	1,088	1,107
Operating profit	**1,757**	**476**	**429**	**301**	**551**
Restructuring expenses	37	37	–	–	–
Pre-tax profit	**1,720**	**439**	**429**	**301**	**551**
Taxes on income	427	89	130	88	120
After-tax profit	**1,293**	**350**	**299**	**213**	**431**
Profit/loss attributable to minority interests	–106	–12	–31	–33	–30
Consolidated surplus	**1,187**	**338**	**268**	**180**	**401**

1) After adjustment due to change in the provision for possible loan losses.

2) Starting with the 2006 financial year, the net result on hedge accounting is shown as part of the trading profit; an adjustment to the figure reported for the previous year was made accordingly.

consolidated balance sheet

Assets	Notes	31.12.2006 € m	31.12.2005[1] € m	Change in %
Cash reserve		5,967	8,628	–30.8
Claims on banks	(10, 12)	75,271	86,203	–12.7
Claims on customers	(11, 12)	294,471	153,674	91.6
Provision for possible loan losses	(13)	–7,371	–5,181	42.3
Positive fair values from derivative hedging instruments		6,979	4,734	47.4
Assets held for dealing purposes	(14)	85,527	100,321	–14.7
Investments and securities portfolio	(15)	135,291	86,208	56.9
Intangible assets	(16)	1,680	973	72.7
Fixed assets	(17)	1,388	1,525	–9.0
Tax assets		5,918	5,603	5.6
Other assets	(18)	3,218	2,205	45.9
Total		**608,339**	**444,893**	**36.7**

Liabilities and equity	Notes	31.12.2006 € m	31.12.2005[1] € m	Change in %
Liabilities to banks	(19)	125,825	129,900	–3.1
Liabilities to customers	(20)	141,214	102,846	37.3
Securitized liabilities	(21)	228,753	96,920	.
Negative fair values from derivative hedging instruments		14,119	9,839	43.5
Liabilities from dealing activities	(22)	59,248	74,999	–21.0
Provisions	(23)	3,346	3,685	–9.2
Tax liabilities		4,127	3,706	11.4
Other liabilities	(24)	1,582	1,337	18.3
Subordinated capital	(25)	11,274	8,143	38.5
Hybrid capital	(26)	3,540	–	·
Equity of Commerzbank Group		15,311	13,518	13.3
Subscribed capital		1,705	1,705	0.0
Capital reserve		5,676	5,686	–0.2
Retained earnings		5,166	4,033	28.1
Revaluation reserve		1,746	1,995	–12.5
Measurement of cash flow hedges		–381	–1,069	–64.4
Reserve arising from currency translation		–143	–107	33.6
Consolidated profit		493	328	50.3
Total before minority interests		14,262	12,571	13.5
Minority interests		1,049	947	10.8
Total		**608,339**	**444,893**	**36.7**

1) After adjustment due to change in the provision for possible loan losses.

statement of changes in equity

€ m	Subscribed capital	Capital reserve	Retained earnings	Revaluation reserve	Measurement of cash flow hedges	Reserve from currency translation	Consolidated profit	Total before minority interests	Minority interests	Equity
Equity as of 31.12.2004	**1,546**	**4,481**	**3,383**	**1,600**	**–1,214**	**–192**	**150**	**9,754**	**1,269**	**11,023**
Change due to adjustment of the provision for possible loan losses			–154					–154		–154
Equity as of 1.1.2005	**1,546**	**4,481**	**3,229**	**1,600**	**–1,214**	**–192**	**150**	**9,600**	**1,269**	**10,869**
Consolidated profit							328	328		328
Allocation to retained earnings[1]			859					859		859
Profits/losses								–	106	106
Changes in revaluation reserve				395				395	–73	322
Changes arising from cash flow hedges					145			145	–64	81
Changes in currency reserve						85		85		85
Comprehensive income 2005			**859**	**395**	**145**	**85**	**328**	**1,812**	**–31**	**1,781**
Capital increases	150	1,177						1,327	23	1,350
Issue of shares to employees	1	8						9		9
Profits/losses in previous year								–	–81	–81
Dividend							–150	–150		–150
Changes in companies included in consolidation and other changes[2]	8	20	–55					–27	–233	–260
Equity as of 31.12.2005	**1,705**	**5,686**	**4,033**	**1,995**	**–1,069**	**–107**	**328**	**12,571**	**947**	**13,518**
Consolidated profit							493	493		493
Allocation to retained earnings			1,104					1,104		1,104
Profits/losses								–	191	191
Changes in revaluation reserve				–112				–112	–156	–268
Changes arising from cash flow hedges					682			682	91	773
Changes in currency reserve						–36		–36		–36
Comprehensive income 2006			**1,104**	**–112**	**682**	**–36**	**493**	**2,131**	**126**	**2,257**
Capital increases								–	25	25
Issue of shares to employees	1	8						9		9
Profits/losses in previous year								–	–106	–106
Allocation to retained earnings (minority interests)								–	32	32
Dividend							–328	–328		–328
Changes in companies included in consolidation and other changes[2]	–1	–18	29	–137	6			–121	25	–96
Equity as of 31.12.2006	**1,705**	**5,676**	**5,166**	**1,746**	**–381**	**–143**	**493**	**14,262**	**1,049**	**15,311**

1) After adjustment due to change in the provision for possible loan losses; 2) including change in treasury shares.

As of December 31, 2006, the subscribed capital of Commerzbank Aktiengesellschaft pursuant to the Bank's articles of association stood at €1,709m; it was divided into 657,168,541 no-par-value shares (notional value per share: €2.60). After the 1,582,726 treasury shares held by the Bank on December 31, 2006, are deducted, its subscribed capital amounts to €1,705m.

The Bank made use of the authorization resolved by the Annual General Meeting of May 17, 2006 to purchase its own shares for the purpose of securities trading, pursuant to Art. 71, (1), no. 7, German Stock Corporation Act – AktG. Gains and losses from trading in the Bank's own shares do not appear in the income statement.

No use was made in the 2006 financial year of the resolution of the Annual General Meeting of May 17, 2006, authorizing the Bank to repurchase its own shares pursuant to Art. 71, (1), no. 8, AktG, for purposes other than securities trading.

Other changes in retained earnings, the revaluation reserve and the measurement of cash flow hedges relate to changes in equity at associated companies which, in accordance with IAS 28, have to be shown on a pro-rata basis with no effect on the net profit.

Notes to the income statement

(1) Net interest income

	2006 € m	2005[1)] € m	Change in %
Interest income from lending and money-market transactions and also from available-for-sale securities portfolio	18,327	11,924	53.7
Dividends from securities	148	109	35.8
Current result on investments, investments in associated companies and holdings in subsidiaries	173	272	–36.4
Current income from leasing and similar assets	193	217	–11.1
Interest received	*18,841*	*12,522*	*50.5*
Interest paid for subordinated and hybrid capital and also for securitized and other liabilities	14,747	9,181	60.6
Current expenses from leasing and similar assets	178	174	2.3
Interest paid	*14,925*	*9,355*	*59.5*
Total	**3,916**	**3,167**	**23.7**

1) After adjustment due to change in the provision for possible loan losses.

(2) Provision for possible loan losses

	2006	2005[1]	Change
	€ m	€ m	in %
Allocations	–1,646	–1,346	22.3
Reversals of provisions	869	874	–0.6
Balance of direct write-downs and amounts received on written-down claims	–101	–49	·
Total	**–878**	**–521**	**68.5**

Allocations in 2006 include one-off effects of €293m due to adjustment of the default criteria.

(3) Net commission income

	2006	2005	Change
	€ m	€ m	in %
Securities transactions	945	901	4.9
Asset management	767	620	23.7
Payments and foreign commercial business	431	422	2.1
Guarantees	165	153	7.8
Income from syndicated business	121	110	10.0
Sundry net commission income	432	209	·
Total	**2,861**	**2,415**	**18.5**

Net commission income includes €557m (previous year: €402m) of commissions paid.

(4) Trading profit

	2006	2005	Change
	€ m	€ m	in %
Net result on trading	1,200	834	43.9
Net result on the measurement of derivative financial instruments	–93	–148	–37.2
Net result on hedge accounting[2]	17	–22	·
Net result of applying fair value option	53	21	·
Total	**1,177**	**685**	**71.8**

€995m of the trading profit (€1,200m) was generated by the segment Corporates & Markets with its product lines Equity (€555m), Fixed Income (€275m) and Foreign Exchange (€165m).

1) After adjustment due to change in the provision for possible loan losses.
2) Starting with the 2006 financial year, the net result on hedge accounting is shown as part of the trading profit; an adjustment to the figure reported for the previous year was made accordingly.

(5) Net result on investments and securities portfolio (available for sale)

	2006 € m	2005[1] € m	Change in %
Result on available-for-sale securities	145	216	–32.9
Result on disposals and measurement of investments, investments in associated companies and holdings in subsidiaries	625	431	45.0
Total	**770**	**647**	**19.0**

(6) Other result

	2006 € m	2005 € m	Change in %
Other income	373	283	31.8
Other expenses	387	257	50.6
Total	**–14**	**26**	.

(7) Operating expenses

	2006 € m	2005 € m	Change in %
Personnel expenses	3,128	2,667	17.3
Other expenses	1,741	1,560	11.6
Current depreciation on fixed assets and other intangible assets	335	435	–23.0
Total	**5,204**	**4,662**	**11.6**

(8) Restructuring expenses

	2006 € m	2005 € m	Change in %
Expenses for restructuring measures introduced	253	37	.
Total	**253**	**37**	.

In the 2005 financial year, expenses related to two projects designed to improve back-office procedures in our corporate business and elsewhere. Restructuring expenses of €37m were incurred in connection with staff reductions and the closing-down of outlets.

In the 2006 financial year, total restructuring expenses of €253m arose, mainly for projects related to the integration of Eurohypo and improvements to processes in Transaction Banking and IT. The expenses mainly relate to staff reductions and the closing-down of outlets.

1) After adjustment due to change in the provision for possible loan losses.

(9) Segment reporting

1.1.–31.12.2006	**Retail Banking and Asset Management**		**Corporate and Investment Banking**		**Commercial Real Estate, Public Finance and Treasury**		**Others and Consoli-dation**	**Total**
€ m	Private and Business Customers	Asset Manage-ment	*Mittel-stand*	Corpo-rates & Markets	Com-mercial Real Estate	Public Finance and Treasury		
Net interest income	1,261	–20	1,255	347	696	393	–16	3,916
Provision for possible loan losses	–585	–	–128	11	–148	–28	–	–878
Net interest income after provisioning	676	–20	1,127	358	548	365	–16	3,038
Net commission income	1,160	735	676	132	214	–29	–27	2,861
Trading profit[1]	4	12	105	1,022	23	–42	53	1,177
Net result on investments and securities portfolio	–4	11	7	19	4	102	631	770
Other result	–15	–6	–5	43	28	2	–61	–14
Revenue	*1,821*	*732*	*1,910*	*1,574*	*817*	*398*	*580*	*7,832*
Operating expenses	1,879	593	1,093	957	375	117	190	5,204
Operating profit	**–58**	**139**	**817**	**617**	**442**	**281**	**390**	**2,628**
Restructuring expenses	113	22	–	3	13	6	96	253
Pre-tax profit	**–171**	**117**	**817**	**614**	**429**	**275**	**294**	**2,375**
Average equity tied up	**2,320**	**567**	**3,003**	**2,394**	**3,097**	**1,104**	**–282**	**12,203**
Operating return on equity (%)	**–2.5**	**24.5**	**27.2**	**25.8**	**14.3**	**25.5**	·	**21.5**
Cost/income ratio in operating business (%)	**78.1**	**81.0**	**53.6**	**61.2**	**38.9**	**27.5**	·	**59.7**
Return on equity of pre-tax profit (%)	**–7.4**	**20.6**	**27.2**	**25.6**	**13.9**	**24.9**	·	**19.5**
Staff (average no.)	10,777	1,873	9,402	1,728	1,427	298	9,025	34,530

1) Starting with the 2006 financial year, the net result on hedge accounting is shown as part of the trading profit.

1.1.–31.12.2005[1)]	Retail Banking and Asset Management		Corporate and Investment Banking		Commercial Real Estate, Public Finance and Treasury		Others and Consolidation	Total
€ m	Private and Business Customers	Asset Management	*Mittelstand*	Corporates & Markets	Commercial Real Estate	Public Finance and Treasury		
Net interest income	1,137	–10	1,195	363	173	399	–90	3,167
Provision for possible loan losses	–268	–	–158	68	–130	–33	–	–521
Net interest income after provisioning	869	–10	1,037	431	43	366	–90	2,646
Net commission income	1,065	575	593	118	79	–13	–2	2,415
Trading profit	3	9	90	765	–1	–200	19	685
Net result on investments and securities portfolio	–	16	9	–4	–	164	462	647
Other result	14	–4	–5	6	6	–3	12	26
Revenue	*1,951*	*586*	*1,724*	*1,316*	*127*	*314*	*401*	*6,419*
Operating expenses	1,720	466	1,054	943	87	52	340	4,662
Operating profit	**231**	**120**	**670**	**373**	**40**	**262**	**61**	**1,757**
Restructuring expenses	–	–	22	15	–	–	–	37
Pre-tax profit	**231**	**120**	**648**	**358**	**40**	**262**	**61**	**1,720**
Average equity tied up	**1,915**	**537**	**3,118**	**2,749**	**467**	**936**	**488**	**10,210**
Operating return on equity (%)	**12.1**	**22.3**	**21.5**	**13.6**	**8.6**	**28.0**	**·**	**17.2**
Cost/income ratio in operating business (%)	**77.5**	**79.5**	**56.0**	**75.6**	**33.9**	**15.0**	**·**	**67.2**
Return on equity of pre-tax profit (%)	**12.1**	**22.3**	**20.8**	**13.0**	**8.6**	**28.0**	**·**	**16.8**
Staff (average no.)	10,461	1,705	8,427	1,739	609	251	8,350	31,542

1) Year-ago figures after adjustment due to change in the provision for possible loan losses and change in the segment structure.

Notes to the balance sheet

(10) Claims on banks

	31.12.2006 € m	31.12.2005 € m	Change in %
due on demand	16,186	16,813	–3.7
other claims	59,085	69,390	–14.9
with a remaining lifetime of			
less than three months	27,070	35,004	–22.7
more than three months, but less than one year	8,525	19,529	–56.3
more than one year, but less than five years	15,061	7,129	·
more than five years	8,429	7,728	9.1
Total	**75,271**	**86,203**	**–12.7**
of which: reverse repos and cash collaterals	32,944	55,568	–40.7

(11) Claims on customers

	31.12.2006 € m	31.12.2005 € m	Change in %
with indefinite remaining lifetime	19,881	14,646	35.7
other claims	274,590	139,028	97.5
with a remaining lifetime of			
less than three months	44,723	28,858	55.0
more than three months, but less than one year	30,658	14,052	·
more than one year, but less than five years	99,635	40,286	·
more than five years	99,574	55,832	78.3
Total	**294,471**	**153,674**	**91.6**
of which: reverse repos and cash collaterals	9,967	12,197	–18.3

(12) Total lending

	31.12.2006 € m	31.12.2005 € m	Change in %
Loans to banks	29,808	18,940	57.4
Claims on customers	286,314	145,297	97.1
Bills discounted	350	403	–13.2
Total	**316,472**	**164,640**	**92.2**

We distinguish loans from claims on banks and customers such that only those claims are shown as loans for which special loan agreements have been concluded with the borrowers. Therefore, interbank money-market transactions and repo transactions, for example, are not shown as loans.

(13) Provision for possible loan losses

Development of provisioning	2006 € m	2005[1] € m	Change in %
As of 1.1.	**5,650**	**5,887**	**–4.0**
Allocations	1,646	1,346	22.3
Deductions	1,914	1,619	18.2
Utilized	1,045	745	40.3
Reversals	869	874	–0.6
Changes in the list of consolidated companies	2,560	4	.
Exchange-rate changes/transfers	–24	32	.
As of 31.12.	**7,918**	**5,650**	**40.1**

Level of provisioning	31.12.2006 € m	31.12.2005[1] € m	Change in %
Specific valuation allowances	6,710	4,814	39.4
Portfolio valuation allowances	661	367	80.1
Provisioning for balance-sheet items	**7,371**	**5,181**	**42.3**
Provisions in lending business	547	469	16.6
Total	**7,918**	**5,650**	**40.1**

(14) Assets held for dealing purposes

	31.12.2006 € m	31.12.2005 € m	Change in %
Bonds, notes and other fixed-income securities	23,551	22,080	6.7
Shares and other variable-yield securities	7,787	8,417	–7.5
Promissory notes held for trading purposes	1,800	1,287	39.9
Positive fair values from derivative financial instruments	52,389	68,537	–23.6
Total	**85,527**	**100,321**	**–14.7**

1) After adjustment due to change in the provision for possible loan losses.

(15) Investments and securities portfolio (available-for-sale financial assets)

	31.12.2006 € m	31.12.2005[1] € m	Change in %
Bonds, notes and other fixed-income securities	130,603	77,539	68.4
Shares and other variable-yield securities	2,407	2,402	0.2
Investments	1,850	2,537	–27.1
Investments in associated companies	298	3,610	–91.7
Holdings in subsidiaries	133	120	10.8
Total	**135,291**	**86,208**	**56.9**

(16) Intangible assets

	31.12.2006 € m	31.12.2005 € m	Change in %
Goodwill	1,287	758	69.8
Other intangible assets	393	215	82.8
Total	**1,680**	**973**	**72.7**

(17) Fixed assets

	31.12.2006 € m	31.12.2005 € m	Change in %
Land and buildings	836	663	26.1
Office furniture and equipment	552	628	–12.1
Leased equipment[2]	–	234	·
Total	**1,388**	**1,525**	**–9.0**

1) After adjustment due to change in the provision for possible loan losses.

2) Included since the 2006 financial year in other assets.

(18) Other assets

	31.12.2006 € m	31.12.2005 € m	Change in %
Collection items	758	182	.
Precious metal portfolios	1,013	982	3.2
Leased equipment	259	–	.
Non-current assets held for sale	160	228	–29.8
Non-current assets held as financial investments	289	–	.
Sundry assets (including deferred items)	739	813	–9.1
Total	**3,218**	**2,205**	**45.9**

(19) Liabilities to banks

	31.12.2006 € m	31.12.2005 € m	Change in %
due on demand	14,195	15,191	–6.6
with remaining lifetime of	111,630	114,709	–2.7
less than three months	73,027	84,680	–13.8
more than three months, but less than one year	12,564	13,318	–5.7
more than one year, but less than five years	10,861	4,747	.
more than five years	15,178	11,964	26.9
Total	**125,825**	**129,900**	**–3.1**
of which: repos and cash collaterals	40,503	49,418	–18.0

(20) Liabilities to customers

	31.12.2006 € m	31.12.2005 € m	Change in %
Savings deposits	10,933	12,432	–12.1
with agreed period of notice of			
three months	10,181	11,549	–11.8
more than three months	752	883	–14.8
Other liabilities to customers	130,281	90,414	44.1
due on demand	49,145	41,189	19.3
with agreed remaining lifetime of	81,136	49,225	64.8
less than three months	34,973	36,303	–3.7
more than three months, but less than one year	5,105	3,380	51.0
more than one year, but less than five years	14,860	2,817	.
more than five years	26,198	6,725	.
Total	**141,214**	**102,846**	**37.3**
of which: repos and cash collaterals	10,783	14,839	–27.3

(21) Securitized liabilities

	31.12.2006 € m	31.12.2005 € m	Change in %
Bonds and notes outstanding	209,778	85,235	·
of which: mortgage *Pfandbriefe*	33,251	3,427	·
public-sector *Pfandbriefe*	124,913	60,779	·
Money-market instruments outstanding	18,966	11,608	63.4
Own acceptances and promissory notes outstanding	9	77	–88.3
Total	**228,753**	**96,920**	·

Remaining lifetimes of securitized liabilities	31.12.2006 € m	31.12.2005 € m	Change in %
due on demand	61	4	·
with agreed remaining lifetime of	228,692	96,916	·
less than three months	25,358	18,877	34.3
more than three months, but less than one year	47,067	17,295	·
more than one year, but less than five years	120,773	49,638	·
more than five years	35,494	11,106	·
Total	**228,753**	**96,920**	·

(22) Liabilities from dealing activities

	31.12.2006 € m	31.12.2005 € m	Change in %
Currency-based transactions	3,921	4,070	–3.7
Interest-based transactions	43,515	60,767	–28.4
Delivery commitments arising from short sales of securities	3,937	3,299	19.3
Sundry transactions	7,875	6,863	14.7
Total	**59,248**	**74,999**	**–21.0**

(23) Provisions

	31.12.2006	31.12.2005[1]	Change
	€ m	€ m	in %
Provisions for pensions and similar commitments	612	1,587	–61.4
Other provisions	2,734	2,098	30.3
Total	**3,346**	**3,685**	**–9.2**

An amount of €1,650m (previous year: €140m), representing assets transferred into a pension fund, was deducted from the provisions for pensions and similar commitments in the 2006 financial year.

(24) Other liabilities

Other liabilities of €1,582m (previous year: €1,337m) comprise obligations arising from invoices not yet received, deductions from salaries to be transferred and deferred liabilities.

(25) Subordinated capital

	31.12.2006	31.12.2005	Change
	€ m	€ m	in %
Subordinated liabilities	9,240	5,410	70.8
Profit-sharing rights outstanding	1,616	1,895	–14.7
Measurement effects	185	679	–72.8
Deferred interest	233	159	46.5
Total	**11,274**	**8,143**	**38.5**

(26) Hybrid capital

	31.12.2006	31.12.2005	Change
	€ m	€ m	in %
Hybrid capital	3,389	–	.
Measurement effects	19	–	.
Deferred interest, including discounts	132	–	.
Total	**3,540**	–	.

1) After adjustment due to change in the provision for possible loan losses.

Other notes

(27) Risk-weighted assets and capital ratios as defined by the Basel capital accord (BIS)

	31.12.2006 € m	31.12.2005[1] € m	Change in %
Core capital (Tier I)			
Subscribed capital	1,705	1,705	0.0
Reserves, minority interests, treasury shares	10,867	10,324	5.3
Hybrid capital	2,925	–	·
Other	–	–	·
Total	**15,497**	**12,029**	**28.8**
Supplementary capital (Tier II)			
Hybrid capital	464	–	·
Profit-sharing rights	1,593	1,870	–14.8
Reserves in securities (recognized at 45%)	820	1,003	–18.2
Subordinated liabilities	6,802	3,574	90.3
Other	545	273	·
Total	**10,224**	**6,720**	**52.1**
Tier III capital	77	–	·
Eligible own funds	**25,798**	**18,749**	**37.6**

as of 31.12.2006	**Capital charges in %**						**Total**
€ m	100	50	25	20	10	4	
Balance-sheet business	154,690	19,031	–	16,561	–	–	190,282
Traditional off-balance-sheet business	4,294	25,570	133	742	444	71	31,254
Derivatives business in investment portfolio	–	2,117	–	3,953	–	–	6,070
Risk-weighted assets, total	**158,984**	**46,718**	**133**	**21,256**	**444**	**71**	**227,606**

Risk-weighted market-risk position multiplied by 12.5	3,875
Total items to be risk-weighted	231,481
Eligible own funds	25,798
Core capital ratio (excluding market-risk position)	6.8
Core capital ratio (including market-risk position)	6.7
Own funds ratio (including market-risk position)	11.1

1) After adjustment due to change in the provision for possible loan losses.

as of 31.12.2005[1)	Capital charges in %						Total
€ m	100	50	25	20	10	4	
Balance-sheet business	96,861	7,001	–	12,246	–	–	116,108
Traditional off-balance-sheet business	4,224	17,844	189	623	349	74	23,303
Derivatives business in investment portfolio	–	2,141	–	4,493	–	–	6,634
Risk-weighted assets, total	**101,085**	**26,986**	**189**	**17,362**	**349**	**74**	**146,045**

Risk-weighted market-risk position multiplied by 12.5	3,638
Total items to be risk-weighted	149,683
Eligible own funds	18,749
Core capital ratio (excluding market-risk position)	8.2
Core capital ratio (including market-risk position)	8.0
Own funds ratio (including market-risk position)	12.5

(28) Contingent liabilities and irrevocable lending commitments

	31.12.2006 € m	31.12.2005 € m	Change in %
Contingent liabilities	29,453	27,521	7.0
from rediscounted bills of exchange credited to borrowers	4	1	·
from guarantees and indemnity agreements	29,110	27,468	6.0
Other commitments	339	52	·
Irrevocable lending commitments	49,080	36,583	34.2

Provisioning for contingent liabilities and irrevocable lending commitments has been deducted from the respective items.

1) After adjustment due to change in the provision for possible loan losses.

(29) Derivative transactions

Derivative transactions (investment and trading books) involved the following nominal amounts and fair values:

31.12.2006	Nominal amount, by remaining lifetime				Fair values	
€ m	less than one year	more than one year, but under five years	more than five years	Total	positive	negative
Foreign currency-based forward transactions	214,788	116,547	73,929	405,264	4,419	4,567
Interest-based forward transactions	1,859,543	1,866,404	1,685,628	5,411,575	48,238	56,973
Other forward transactions	148,458	192,217	21,917	362,592	6,711	7,890
Total	**2,222,789**	**2,175,168**	**1,781,474**	**6,179,431**	**59,368**	**69,430**
of which:						
traded on a stock exchange	*142,984*	*62,513*	*7,748*			

31.12.2005	Nominal amount, by remaining lifetime				Fair values	
€ m	less than one year	more than one year, but under five years	more than five years	Total	positive	negative
Foreign currency-based forward transactions	245,188	127,317	65,671	438,176	4,385	4,494
Interest-based forward transactions	1,600,110	1,464,095	1,264,422	4,328,627	62,837	70,152
Other forward transactions	97,641	206,595	17,546	321,782	6,049	6,893
Total	**1,942,939**	**1,798,007**	**1,347,639**	**5,088,585**	**73,271**	**81,539**
of which:						
traded on a stock exchange	*110,117*	*65,416*	*3,139*			

(30) Market risk arising from trading activities

The market risk arising from trading activities shows the values-at-risk in accordance with Principle I (99% confidence interval, 10-day holding period) of the Commerzbank Group and also of its individual business lines, calculated using Commerzbank's internal market-risk model. For calculating and managing market risk, historical simulation is used as the value-at-risk model.

Portfolio	31.12.2006	31.12.2005
	€ m	€ m
Commerzbank Group	**30.0**	**39.2**
Corporates & Markets	22.6	26.1
Treasury	12.2	22.1

(31) Fair value of financial instruments

	Fair value		Book value		Difference	
€ bn	**31.12.2006**	**31.12.2005**	**31.12.2006**	**31.12.2005**	**31.12.2006**	**31.12.2005**
Assets						
Cash reserve	6.0	8.6	6.0	8.6	–	–
Claims on banks	75.2	86.2	75.3	86.2	–0.1	0.0
Claims on customers	294.0	155.8	294.5	153.7	–0.5	2.1
Hedging instruments	7.0	4.7	7.0	4.7	–	–
Assets held for dealing purposes	85.5	100.3	85.5	100.3	–	–
Investments and securities portfolio	135.3	86.2	135.3	86.2	–	–
Liabilities						
Liabilities to banks	125.7	129.9	125.8	129.9	–0.1	0.0
Liabilities to customers	140.9	102.9	141.2	102.8	–0.3	0.1
Securitized liabilities	228.8	97.5	228.8	96.9	0.0	0.6
Hedging instruments	14.1	9.8	14.1	9.8	–	–
Liabilities from dealing activities	59.2	75.0	59.2	75.0	–	–
Subordinated and hybrid capital	14.8	8.1	14.8	8.1	0.0	0.0

In net terms, the difference between the book value and fair value, which can be seen as unrealized appreciation, amounted for all items to €-0.2bn as of December 31, 2006 (31.12.2005: €1.4bn).

Boards of Commerzbank Aktiengesellschaft

Supervisory Board

Dr. h.c. Martin Kohlhaussen
Chairman

Uwe Tschäge*)
Deputy Chairman

Hans-Hermann Altenschmidt*)

Dott. Sergio Balbinot

Herbert Bludau-Hoffmann*)

Astrid Evers*)

Uwe Foullong*)

Daniel Hampel*)

Dr.-Ing. Otto Happel

Dr. jur. Heiner Hasford

Sonja Kasischke*)

Wolfgang Kirsch*)

Werner Malkhoff*)

Prof. h.c. (CHN) Dr. rer. oec.
Ulrich Middelmann
(since April 1, 2006)

Klaus Müller-Gebel

Dr. Sabine Reiner*)

Dr. Erhard Schipporeit
(until January 31, 2007)

Dr.-Ing. Ekkehard D. Schulz
(until March 31, 2006)

Prof. Dr. Jürgen F. Strube

Dr. Klaus Sturany

Dr.-Ing. E.h. Heinrich Weiss

Board of Managing Directors

Klaus-Peter Müller
Chairman

Martin Blessing

Wolfgang Hartmann

Dr. Achim Kassow

Bernd Knobloch
(since April 1, 2006)

Klaus M. Patig
(until January 31, 2007)

Michael Reuther
(since October 1, 2006)

Dr. Eric Strutz

Nicholas Teller

Honorary Chairman of the Supervisory Board
Dr. Walter Seipp

*) elected by the Bank's employees

Commerzbank AG
Head office
Kaiserplatz
Frankfurt am Main
Postal address: 60261 Frankfurt
Telephone (+49 69) 136-20 · Fax (+49 69) 28 53 89
e-mail: info@commerzbank.com
Internet: www.commerzbank.com

Investor Relations
Jürgen Ackermann
Sandra Büschken · Ute Heiserer-Jäckel · Simone Nuxoll
Telephone (+49 69) 136-2 22 55 · Fax (+49 69) 136-2 94 92
e-mail: ir@commerzbank.com

Legal domicile of the bank: Frankfurt am Main (HRB 32000)
820 branches in Germany

Major group companies and holdings

In Germany

comdirect bank AG, Quickborn
COMINVEST Asset Management GmbH, Frankfurt am Main
Commerz Grundbesitzgesellschaft mbH, Wiesbaden
Eurohypo AG, Eschborn
CommerzLeasing und Immobilien AG, Düsseldorf
Hypothekenbank in Essen AG, Essen
CBG Commerz Beteiligungsgesellschaft Holding mbH, Bad Homburg v.d.H.
Deutsche Schiffsbank AG, Bremen/Hamburg

Abroad

BRE Bank SA, Warsaw
Caisse Centrale de Réescompte, S.A., Paris
COMINVEST Asset Management S.A., Luxembourg
Commerzbank Capital Markets Corporation, New York
Commerzbank (Eurasija) SAO, Moscow
Commerzbank Europe (Ireland), Dublin
Commerzbank International S.A., Luxembourg
Commerzbank (South East Asia) Ltd., Singapore
Commerzbank (Switzerland) Ltd, Zurich/Geneva
Commerzbank Zrt., Budapest
Commerz (East Asia) Ltd., Hong Kong
Erste Europäische Pfandbrief- und Kommunalkreditbank AG, Luxembourg
Jupiter International Group plc, London
P. T. Bank Finconesia, Jakarta

Foreign branches

Amsterdam · Atlanta (agency) · Barcelona · Bratislava · Brno (office) · Brussels · Chicago · Grand Cayman · Hong Kong · Johannesburg · London · Los Angeles · Madrid · Milan · New York · Paris · Prague · Shanghai · Singapore · Tokyo

Representative offices

Almaty · Bahrain · Bangkok · Beijing · Beirut · Belgrade · Brussels · Bucharest · Buenos Aires · Cairo · Caracas · Ho Chi Minh City · Istanbul · Jakarta · Kiev · Mexico City · Minsk · Moscow · Mumbai · Novosibirsk · São Paulo · Seoul · Taipei · Tashkent · Tehran · Zagreb

| disclaimer | *RESERVATION REGARDING FORWARD-LOOKING STATEMENTS*

This interim report contains forward-looking statements on Commerzbank's business and earnings performance, which are based upon our current plans, estimates, forecasts and expectations. The statements entail risks and uncertainties, as there are a variety of factors which influence our business and to a great extent lie beyond our sphere of influence. Above all, these include the economic situation, the state of the financial markets worldwide and possible loan losses. Actual results and developments may, therefore, diverge considerably from our current assumptions, which, for this reason, are valid only at the time of publication. We undertake no obligation to revise our forward-looking statements in the light of either new information or unexpected events.

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